

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Shahraab Ahmad
Chief Executive Officer
Atlantic Coastal Acquisition Corp. II
6 St Johns Lane, Floor 5
New York, NY 10013

> **Re: Atlantic Coastal Acquisition Corp. II**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 25, 2022**
> **File No. 001-41224**

Dear Shahraab Ahmad:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction